September 25, 2025

Tom Salus
Chief Legal and Administration Officer
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, MN 55318

       Re: Lifecore Biomedical, Inc.
           Registration Statement on Form S-3
           Filed September 23, 2025
           File No. 333-290460
Dear Tom Salus:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ross McAloon, Esq.